

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2012

Via E-mail
Mike Wilemon
Chief Financial Officer
Integrated Security Systems, Inc.
15000 W. 6th Avenue, Suite 202
Golden, Colorado 80401

      Re: Integrated Security Systems, Inc.
            Current Report on Form 8-K
            Filed April 9, 2012
            File No. 1-11900

Dear Mr. Wilemon:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/H. Roger Schwall

                H. Roger Schwall
                Assistant Director

cc: Via E-mail
        Ryan Newburn
        Davis Graham & Stubbs LP